Exhibit 77(d)

                 Policies with Respect to Security Investments

Effective August 15, 2005, ING Mercury Focus Value Portfolio changed its name to ING Mercury Large Cap Value Portfolio. In connection with this change, the strategy of the Portfolio was changed to allow the Portfolio to invest at least 80% of its assets in equity securities of large-capitalization companies. The Portfolio will invest in companies that the sub-adviser believes are undervalued.

Effective December 1, 2005, Lord, Abbett & Co. LLC became the sub-adviser for ING Salomon Brothers Investors Portfolio. In connection with this change, the name of the Portfolio was changed to ING Lord Abbett Affiliated Portfolio and the strategy was changed to allow the Portfolio to invest primarily in equity securities of large, seasoned U.S. and multinational companies that the sub-adviser believes are undervalued.

Effective December 5, 2005, Templeton Global Advisors Limited became the sub-adviser for ING Capital Guardian Managed Global Portfolio. In connection with this change, the name of the Portfolio was changed to ING Templeton Global Growth Portfolio and the strategy was changed to allow the Portfolio to invest emerging markets in addition to developed markets. In addition, the Portfolio was given the ability to invest in convertible securities, American depositary receipts, derivatives and up to 5% of its total assets in swap agreements.